Filed by Falconbridge Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Falconbridge Limited

Commission File No. 333-129218

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[GRAPHIC]

Fourth Quarter 2005
Supplemental Financial Information

[LOGO]

Forward-Looking Statements	[LOGO]

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco’s offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006 and (vi) our dividend schedule.  Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco’s offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge’s operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge’s costs of production and production and productivity levels, as well as those of its competitors;  market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge’s Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company’s ability to control or predict.   Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge’s annual information form.  Readers are encouraged to consult such filings.    While Falconbridge anticipates that subsequent events and developments may cause Falconbridge’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this news release.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge
A Leading Copper and Nickel Company

•                  Formed on June 30, 2005 from the merger of Noranda Inc. and Falconbridge Limited

•                  Focused on the discovery and development of world-class copper and nickel deposits

•                  One of the world’s largest producers of copper and nickel

•                  Outstanding pipeline of high-return brownfield and large-scale greenfield project opportunities

•                  Assets at book value of US$12.4 billion

•                  Traded FAL on the New York Stock Exchange and FAL.LV on the Toronto Stock Exchange

Investor Information
Falconbridge

•                  As of July 6, 2005, the newly amalgamated company began trading on the Toronto Stock Exchange FAL.LV and the New York Stock Exchange FAL.

•                  Prior to July 6, 2005 the Company traded on the Toronto Stock Exchange (NRD.LV) and the New York Stock Exchange (NRD) under the name of Noranda Inc.

•                  Falconbridge’s quarterly financial results for 2006 are scheduled to be released as follows:

•                  First quarter                                                                               April 25, 2006

•                  Press releases and other investor information are available on Falconbridge’s web site at www.falconbridge.com

•                  Contact information:

•	General information	Reception	(416) 982-7111
•	News media	Ian Hamilton	(416) 982-7161
•	Financial information	Martin Pede	(416) 982-7337
•	Financial information	Tracey Wise	(416) 982-7178

Trading Statistics
Falconbridge

Toronto Stock Exchange

	Three Months Ended
(all amounts in Cdn $)	30-Sep-04	31-Dec-04	31-Mar-05	30-Jun-05	30-Sep-05	31-Dec-05
High	24.61	$22.22	$25.44	$24.99	$32.31	$36.06
Low	20.57	$19.96	$19.67	$19.60	$20.77	$29.25
Close	22.00	$21.06	$24.31	$21.02	$31.07	$34.50

Total Volume	60,169,100	68,808,000	125,986,500	119,395,152	103,542,056	153,570,582

The New York Stock Exchange

	Three Months Ended
(all amounts in US $)	30-Sep-04	31-Dec-04	31-Mar-05	30-Jun-05	30-Sep-05	31-Dec-05
High	18.70	$18.17	$21.09	$20.48	$27.49	$31.14
Low	15.57	$16.05	$16.08	$15.42	$16.75	$24.80
Close	17.45	$17.60	$20.22	$17.30	$26.72	$29.63

Total Volume	7,871,000	8,178,500	10,463,300	2,993,600	11,511,700	15,335,500

Common Shares & Dividends
Falconbridge

000s	31-Dec-04	31-Mar-05	30-Jun-05	30-Sep-05	31-Dec-05
Common shares outstanding	296,970	297,488	367,327	369,155	370,688
Unexercised options	7,416	7,706	10,418	8,712	7,542
Convertible debentures	5,444	5,444	5,444	5,439	4,741
Common shares outstanding - fully diluted	309,830	310,638	383,189	383,306	382,971

Quarterly weighted average shares outstanding	296,602	296,856	322,566	368,275	370,162

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares	FAL.LV	Cdn $0.12	February 28, 2006	March 15, 2006
Preferred Shares, Series 1	N/A	Cdn $0.02	February 15, 2006	March 1, 2006
Preferred Shares, Series 2	FAL.PR.A	Floating rate	February 28, 2006	March 12, 2006
		Floating rate	March 31, 2006	April 12, 2006
		Floating rate	April 28, 2006	May 12, 2006
Preferred Shares, Series 3	FAL.PR.B	Cdn $0.2863	February 15, 2006	March 1, 2006
Preferred Shares, Series F	FAL.PR.F	Floating rate	February 28, 2006	March 12, 2006
		Floating rate	March 31, 2006	April 12, 2006
		Floating rate	April 28, 2006	May 12, 2006
Preferred Shares, Series G	FAL.PR.G	Cdn $0.38125	April 15, 2006	May 1, 2006
Preferred Shares, Series H	FAL.PR.H	Cdn $0.40625	March 15, 2006	March 31, 2006
Junior Preference Shares, Series 1	FAL.PR.X	US$0.375	March 15, 2006	March 31, 2006
Junior Preference Shares, Series 2	FAL.PR.Y	US$0.3906	March 15, 2006	March 31, 2006
Junior Preference Shares, Series 3	FAL.PR.Z	US$0.4063	March 15, 2006	March 31, 2006

[GRAPHIC]

Financial Statements
& Analysis

[LOGO]

Consolidated Results

	4th Qtr		Twelve Months
(US$ millions, except per share information)	2005	2004	2005	2004

Revenues	2,165	1,867	8,148	6,764

Operating expenses
Mining, processing and refining costs	685	547	2,538	1,976
Purchased raw materials	867	816	3,235	2,904
Depreciation, amortization and accretion	150	135	555	493
	1,702	1,498	6,328	5,373

Income generated by operating assets	463	369	1,820	1,391

Interest expense, net	36	28	152	120
Corporate and general administration	26	21	80	66
Research, development and exploration	16	14	59	47
Minority interest in earnings of subsidiaries	1	78	155	297
Income before undernoted	384	228	1,374	861

Other income	(14)	(73)	(17)	(84)
Tax expense	118	104	511	351
Net income before discontinued operations	280	197	880	594

Discontinued operations, net of tax	—	54	8	73
Net Income	280	143	872	521

Basic earnings per common share	$0.75	$0.47	$2.52	$1.71
Diluted earnings per common share	$0.74	$0.47	$2.50	$1.70

Income Generated by Op. Assets

	4th Qtr		Twelve Months
(US$ millions)	2005	2004	2005	2004

Copper	430	236	1,346	907
Nickel	123	216	762	773
Zinc	31	14	93	70
Aluminum	38	39	159	127
Other	(9)	(1)	15	7
Depreciation, amortization and accretion	(150)	(135)	(555)	(493)

Income generated by operating assets	463	369	1,820	1,391

Earnings per Share Calculations

	4th Qtr		Twelve Months
(US$ millions, except per share information)	2005	2004	2005	2004

Net income	$280	$143	$872	$521

Deduct
Preferred share dividends	(5)	(4)	(17)	(13)
Income available to common shareholders - basic	$275	$139	$855	$508

Dilutive effect of convertible debentures	3	3	9	7
Income available to common shareholders - diluted	$278	$142	$864	$515
Basic weighted average number of shares - 000s	370,162	296,602	339,756	296,246
Diluted weighted average number of shares - 000s	377,678	303,508	346,174	303,458

Basic earnings per common share	$0.75	$0.47	$2.52	$1.71
Diluted earnings per common share	$0.74	$0.47	$2.50	$1.70

Weighted Average Shares Outstanding

	Balance	Issue/Acquisiiton
(000s shares)	Outstanding	Date	W/A
Q4 2005
Opening shares outstanding at October 1, 2005	369,155		369,155

Issues from stock option, debenture conversion & stock dividends	1,533	Oct. 1 - Dec 31	1,007

	370,688		370,162

	Balance	Date	W/A
YTD - December, 2005
Opening shares outstanding at January 1, 2005	296,970		296,970

Repurchase of shares under issuer bid	(63,377)	May 5	(41,846)

Issue shares to acquire Falconbridge (from 59% to 91%)	103,504	May 5	68,341

Issue shares to acquire Falconbridge (from 91% to 100%)	29,337	June 30	14,789

Issues from stock option, debenture conversion & stock dividends	4,254	Jan 1 - Dec 31	1,502
	370,688		339,756

Earnings Variance –
Q4 2005 vs. Q4 2004

	US$ Millions	$ Per Share

Metal prices	252	0.51

Exchange	(16)	(0.03)

Energy costs	(36)	(0.07)

Volumes	(62)	(0.13)

Depreciation and amortization expense	7	0.01

Costs and other	(25)	(0.05)

Purchase accounting	(26)	(0.05)

Total income generated by operating assets	94	0.19

Interest, admin., exploration & other	18	0.04

Junior preferred shares dividends - classified as interest expense	(12)	(0.03)

Minority interest	77	0.16

Tax expense	(14)	(0.03)

Gain on settlement of alumina contract	(80)	(0.16)

Discontinued operations	54	0.11

Total	137	0.28

Earnings Variance –
YTD Dec. 2005 vs. YTD Dec. 2004

	US$ Millions	$ Per Share

Metal prices	735	1.70

Exchange	(93)	(0.21)

Energy costs	(118)	(0.27)

Volumes	62	0.14

Depreciation and amortization expenses	(30)	(0.07)

Costs and other	(55)	(0.13)

Purchase Accounting	(72)	(0.17)

Total income generated by operating assets	429	0.99

Interest, admin., exploration & other	(6)	(0.01)

Junior preferred shares dividends - classified as interest expense	(39)	(0.09)

Minority interest	142	0.33

Tax expense	(160)	(0.37)

Gain on settlement of alumina contract	(80)	(0.19)

Discontinued operations	65	0.15

Total	351	0.81

Exchange and Prices Variance

4th Qtr 2005 vs. 4th Qtr 2004

[CHART]

YTD Dec. 2005 vs. YTD Dec. 2004

[CHART]

Implications of Noranda/Falconbridge Merger
Financial Statement Presentation

•                  Most dramatic impact of merger is below operating line – Falconbridge and Noranda have been presented on a consolidated basis since 1989

•                  Major income statement line items impacted are as follows:

•                  Increased depreciation and amortization of purchase price of Falconbridge assets

•                  One time increase in inventory valued at time of purchase

•                  Increased interest expense due to issue of preferred shares to complete share repurchase

•                  Reduced minority interest costs as balance of old Falconbridge minority acquired

•                  Shares outstanding increased due to merger offset by share repurchase

Implications of Noranda/Falconbridge Merger
Mining, processing and refining costs

(US$ millions)	YTD 31-Dec-05	YTD 31-Dec-04

Reported mining, processing and refining costs	$2,538	$1,976	$562

Fair value of inventory at time of purchase allocated to cost of sales	(42)	—	(42)

Pre-acquisition accounting mining, processing and refining costs	$2,496	$1,976	$520

Expected annualized impact - $- M

Implications of Noranda/Falconbridge Merger
Depreciation and Amortization

(US$ millions)	YTD 31-Dec-05	YTD 31-Dec-04

Reported depreciation and amortization	$555	$493	$62

Amortization of purchase price of FL assets	(21)	—	(21)

Pre-acquisition DD&A	$534	$493	$41

•                  Expected annualized pre-tax impact - $62 million

Implications of Noranda/Falconbridge Merger
Minority Interest in Earnings of Subsidiaries

(US$ millions)	YTD 31-Dec-05	YTD 31-Dec-04

Reported Minority Interest	$155	$297	$(142)

Minority interest attributed to Falconbridge minority	(139)	(281)	142

Non-Falconbridge Minority Interest	$16	$16	$0

Amortized Minority Interest expense - Falconbridge in future  $ -  M

Implications of Noranda/Falconbridge Merger
Interest Expense

(US$ millions)	YTD 31-Dec-05	YTD 31-Dec-04

Reported Interest expense, net	$152	$120	$32

Impact of preferred share issue	(44)	—	(44)

Pre-acquisition Interest expense, net	$108	$120	$(12)

Dividends -	1.25B x 6.2% x Issue date – Aug. 11/05	$21.0M

Dividends -	750M x 6.2% x Aug 12/05 – Dec. 31/05	18.0M

Redemption premium – Aug 2005 Redemption		5.0M

2005 Impact		$44.0M

Expected Annualized Impact

Dividends 750M x 6.2%		$46.5M

Segmented Information – Q4 2005

	Three Months ended December 31, 2005
(US$ millions)	Copper	Nickel	Zinc	Aluminum	Other	Total

Revenues	$1,276	489	155	244	1	$2,165

Operating expenses
Mining, processing and refining costs	246	235	33	162	9	685
Purchase of raw materials	600	131	91	44	1	867
Depreciation, amortization and accretion	71	48	7	17	7	150
	$917	414	131	223	17	$1,702

Income (loss) generated by operating assets	$359	75	24	21	(16)	$463

Interest expense, net						(36)
Corporate and general administration						(26)
Research, development and exploration						(16)
Minority interest in earnings of subsidiaries						(1)
Income before undernoted						384

Other income						14
Tax expense						(118)
Net income from continuing operations						$280
Discontinued operations, net of tax						—
Net income						$280

Segmented Information – Q4 YTD 2005

	Twelve Months ended December 31, 2005
(US$ millions)	Copper	Nickel	Zinc	Aluminum	Other	Total

Revenues	$4,421	2,146	504	1,077	—	$8,148

Operating expenses
Mining, processing and refining	993	810	168	583	(16)	2,538
Purchase of raw materials	2,082	574	243	335	1	3,235
Depreciation, amortization and accretion	260	165	33	53	44	555
	$3,335	1,549	444	971	29	$6,328

Income (loss) generated by operating assets	$1,086	597	60	106	(29)	$1,820

Interest expense, net						(152)
Corporate and general administration						(80)
Research, development and exploration						(59)
Minority interest in earnings of subsidiaries						(155)
Income before undernoted						1,374

Other income						17
Tax expense						(511)
Net income from continuing operations						$880
Discontinued operations, net of tax						(8)
Net income						$872

Average Realized Prices & Exchange Rate

	4th Qtr		Twelve Months
(US$ per pound, except as noted)	2005	2004	2005	2004

Copper	1.99	1.43	1.71	1.30

Nickel	5.88	6.45	6.85	6.40

Zinc	0.80	0.56	0.70	0.52

Aluminum	0.94	0.89	0.91	0.84

Lead	0.54	0.46	0.50	0.43

Exchange Rate (US$= Cdn$1)	0.85	0.82	0.83	0.77

Exchange Rate (Chilean Peso = US$1)	528	598	562	622

Net Earnings Sensitivity

		Impact on 2005
	Change in	Annualized Net Earnings
	Realized Price	Net Earnings	EPS
(US$ millions, except as noted)	US$/lb.	US$ millions	US$

Copper	$0.05	$37	$0.10
Nickel	0.50	63	0.17
Zinc	0.05	38	0.10
Aluminum	0.05	19	0.05
Lead	0.05	6	0.02

Exchange Rate US$ = Cdn$	0.01	12	0.03

Consolidated Statement of Cash Flow

	4th Qtr		Twelve Months
(US$ millions)	2005	2004	2005	2004

Cash from operations	383	385	1,650	1,461
Change in operating working capital	140	(3)	(15)	(277)
	523	382	1,635	1,184
Capital investments	(278)	(207)	(737)	(666)
Other investment activities	1	(20)	(27)	105
Sale of assets and investments	39	1	93	6
Cash before financing activities	285	156	964	629

Financing activities
Long-term debt, including current portion
Issued	—	145	551	344
Repaid	(59)	(69)	(1,394)	(470)
Issue of common shares	12	2	49	22
Share purchase plan repayment	—	—	3	—
Issue of common shares - minority shareholders	—	—	18	15
	(47)	78	(773)	(89)

Dividends	(44)	(42)	(189)	(157)
Increase in cash and cash equivalents	194	192	2	383
Cash and cash equivalents, beginning of period	692	692	884	501
Cash and cash equivalents, end of period	886	884	886	884

Interest Costs

	4th Qtr		Twelve Months
(US$ millions)	2005	2004	2005	2004

Interest cost in operating assets, net	$57	$39	$206	$156

Interest capitalized on development projects	(21)	(11)	(54)	(36)
	$36	$28	$152	$120

Capital Investments

(US$ millions)	2005	2006F

Koniambo development	$96	$180
Kidd Mine extension	114	90
Nickel Rim South project	74	85
Copper dev. projects (El Morro, El Pachon, Lomas Bayas)	4	50
Nickel dev. projects (Kabanga, Raglan)	61	30
Sustaining Capital and other	388	315

Total	$737	$750

Consolidated Balance Sheet

(US$ millions)	31-Dec-05	31-Dec-04
ASSETS
Cash and cash equivalents	$886	$884
Accounts receivable	1,007	948
Metals and other inventories	1,708	1,436
	3,601	3,268

Operating capital assets	6,803	4,870
Development projects	1,707	1,166
Investments and other assets	307	324
TOTAL ASSETS	$12,418	$9,628

LIABILITIES AND EQUITY
Accounts and taxes payable	$1,691	$1,265
Debt due within one year	353	570
	2,044	1,835

Long-term debt	2,598	2,736
Preferred share liabilities	876	122
Future income taxes	1,156	304
Asset retirement obligation, pension and other provisions	659	595
Stockholders’ interests
Interests of other shareholders	54	1,197
Shareholders’ equity	5,031	2,839
	5,085	4,036
TOTAL LIABILITIES AND EQUITY	$12,418	$9,628

Operating Assets

	31-Dec	31-Dec
(US$ millions)	2005*	2004

Copper	3,807	2,890
Nickel	2,114	1,078
Zinc	139	158
Aluminum	710	702
Other	33	42
Total	$6,803	$4,870

* Value adjusted with the fair market value increments from acquisition of 41% of the assets of the former Falconbridge in Q2 2005

Operating Capital Asset Base
Reflects Growth Strategy

Over 80% copper and nickel

[CHART]

Development Projects

Value
Projects Under Development	$ millions*

Copper
Kidd Creek Mine D, Ontario	$518
El Morro Feasibility	16

Nickel
Koniambo, New Caledonia	276
Nickel Rim South	172
Kabanga	34

Other	691
Raglan expansion
Fortuna de Cobre
Perseverance
El Pachon
Magnesium
Lady Loretta
Onaping Depth
Fraser Morgan
Total	$1,707

* Value adjusted with the fair market value increments from acquisition of 41% of the assets of the former Falconbridge in Q2 2005

Foreign Exchange Contracts

	Outstanding Amount	Rate	Unrealized Gain	Realized Gain

2006 and 2007	$12	1.5157	$3	$64

Totals as at December 31, 2005	$12	1.5157	$3	$64

Positions are in millions of $Cdn., Gains/losses are in millions of $US

Debt Maturity Schedule

Principal repayment schedule as at December 31, 2005

(US$ millions)	Interest Rates (1)	Total 2005	2006	2007	2008	2009	2010	2011	2012+

Debt of the Company and its wholly-owned subsidiaries

Notes payable and revolving term loans	4.93%	74	16	20	24	1	6	2	5
Senior debentures	6.22%	2,343	250	—	150	—	—	300	1,643
Liability element of convertible debentures	5.00%	105	—	105	—	—	—	—	—
Preferred share liabilities (2)	6.18%	876			126	—	300	—	450
	6.14%	3,398	266	125	300	1	306	302	2,098

Debt of joint ventures	6.30%	430	87	87	87	87	40	42	—
Total	6.16%	3,828	353	212	387	88	346	344	2,098
Debt due within one year		353
Long-term Debt		3,475

(1) Weighted average interest rates after swap contracts, as at December 31, 2005

(2) May be redeemed for common shares

Ratio Analysis

	31-Dec	31-Dec
(US$ Millions except as noted)	2005	2004

Net debt	2,941	2,544
Total capitalization	8,026	6,580
Net debt to capitalization	37%	39%

Cash and available bank lines	$1.7B	$1.6B

Net debt-to-capitalization ratio – restated*

(US$ Millions, except as noted)	31-Dec-05	31-Dec-04

Net debt – as previously reported	2,726	2,324

Reclassification of:
- equity component of convertible debentures	89	98
- Series H Pref. shares	126	122

Net debt – restated	2,941	2,544

Total capitalization	8,026	6,580

Net debt to cap. – restated	37%	39%

Net debt to cap. – as previously reported	34%	35%

*      Reflects new accounting standards adopted as of Jan. 1, 2005 with respect to classification and measurement of convertible debentures and preferred shares.

Investment Grade Credit Ratings

•	Moody’s Investors Service	Baa3

•	Standard & Poor’s	BBB-

•	Dominion Bond Rating	BBB

[GRAPHIC]

Business Unit Performance;
Sales & Production Volumes

[LOGO]

Copper Business Unit – Perf. Metrics	[LOGO]

	4th Qtr
	2005	2004
Sales volumes - 000 tonnes
Copper concentrate	75	88
Concentrate processed	481	480
Copper cathode	115	121
Zinc (metal and concentrate)	32	45

Financials - US$ millions
Revenues	1,276	997
Income generated - EBITDA	430	236
Income generated - EBIT	359	170

Operating - US$ per pound
Realized copper price	1.99	1.43
Net operating cash cost	0.40	0.43

Nickel Business Unit – Perf. Metrics

	4th Qtr
	2005	2004
Sales volumes - 000 tonnes
Nickel	21	20
Ferronickel	8	8

Financials - US$ millions
Revenues	489	495
Income generated - EBITDA	123	216
Income generated - EBIT	75	168

Operating - US$ per pound
Realized nickel price	5.88	6.45
Realized ferronickel price	5.93	6.42
Net operating cash cost
- INO	3.52	2.46
- Falcondo	4.80	4.17

Zinc Business Unit – Perf. Metrics

	4th Qtr
	2005	2004
Sales Volumes 000 tonnes
Zinc concentrate	40	65
Zinc metal (25% share of N.I.F.)	4	4

Financials - US$ millions
Revenues	155	119
Income generated - EBITDA	31	14
Income generated - EBIT	24	5

Operating US$ per lb. of zinc
Realized zinc price	0.80	0.56
Net operating cash cost	0.48	0.32

Aluminum Business Unit – Perf. Metrics

	4th Qtr
	2005	2004
Sales volumes - 000 tonnes
Primary	63	62
Fabricated	43	42

Financials - US$ millions
Revenues	244	257
Income generated - EBITDA	38	39
Income generated - EBIT	21	29

Operating - US$ per pound
Realized aluminum price	0.94	0.89
Primary net operating cash cost*	0.68	0.57
Fabrication spread	0.47	0.43

* Cash cost, net of metal and value-added premiums

Sales Volumes

		Fourth quarter		Twelve months ended December 31
Metal Sales (tonnes, except as noted)		2005	2004	2005	2004
	100% basis,
	except as noted
Copper
Copper business
CCR		82,850	76,969	298,286	293,174
Kidd Creek		11,520	22,428	84,827	82,188
Horne - (concentrates)		25,175	6,523	56,385	27,091
Antamina - (concentrates)	(33.75%)	27,282	22,417	91,567	80,905
Collahuasi - (concentrates)	(44%)	22,980	58,861	119,212	167,267
Collahuasi	(44%)	6,140	6,792	26,137	25,330
Lomas Bayas		14,377	15,238	63,746	60,190
Altonorte - (anodes)		41,176	33,399	154,015	150,709
		231,500	242,627	894,175	886,854
Nikkelverk		13,670	12,521	59,470	51,057
		245,170	255,148	953,645	937,911

Nickel		20,514	19,799	85,374	71,374

Ferronickel		8,253	8,104	26,289	28,936

Zinc
Copper business
Kidd Creek		11,786	24,839	116,071	119,535
Kidd Creek - (concentrates)		14,349	15,724	42,020	15,724
Antamina - (concentrates)	(33.75%)	5,751	4,184	40,699	51,951
		31,886	44,747	198,790	187,210
Zinc business
Brunswick/Matagami - (concentrates)		39,776	64,785	219,417	292,512
		71,662	109,532	418,207	479,722

Aluminum
Primary Aluminum - shipments		63,211	61,662	247,771	248,977
Norandal - shipments		43,203	42,011	177,910	173,853
Alumina - shipments	(50%)	86,514	80,625	355,221	80,625
Bauxite - shipments	(50%)	250,250	21,320	928,735	21,320

Lead		19,519	23,139	73,730	83,194

Molybdenum concentrate
Antamina	(33.75%)	751	295	2,468	613
Collahuasi	(44%)	251	—	251	—

Gold - 000 ounces
		221	261	775	967
Silver - 000 ounces
CCR		7,630	8,080	32,786	36,467
Kidd Creek		96	780	3,487	3,876
Antamina	(33.75%)	562	632	1,633	2,334
		8,288	9,492	37,906	42,677

Mine Production Volumes

		Fourth Quarter		Twelve months ended December 31
Mine Production (tonnes, except as noted)		2005	2004	2005	2004
	100% basis,
	except as noted
Copper
Copper business
Kidd Creek		10,570	8,878	42,738	41,029
Antamina	(33.75%)	35,194	34,645	126,417	122,205
Collahuasi	(44%)	48,000	58,247	182,248	205,116
Lomas Bayas		15,039	15,680	63,147	62,041
		108,803	117,450	414,550	430,391
Matagami		—	624	—	6,617
Brunswick		1,386	1,901	5,894	6,547
Sudbury		4,225	6,775	23,367	24,694
Montcalm		1,221	830	4,996	1,188
Raglan		1,179	1,734	5,842	6,867
Other		—	3,849	7,485	14,387
		116,814	133,163	462,134	490,691
Nickel
Sudbury		3,924	5,674	19,708	22,602
Montcalm		2,268	1,524	9,006	2,152
Raglan		4,601	6,683	22,224	26,552
		10,793	13,881	50,938	51,306

Ferronickel		7,346	7,174	28,668	29,477

Zinc
Zinc business
Brunswick		59,360	67,589	265,648	268,068
Matagami		—	7,297	—	98,901
		59,360	74,886	265,648	366,969
Kidd Creek		22,458	30,761	119,960	87,847
Antamina	(33.75%)	5,095	8,193	62,216	64,157
Other		—	2,316	6,016	9,277
		86,913	116,156	453,840	528,250

Lead		16,735	18,927	75,417	73,735

Silver - 000 ounces
Copper business
Kidd Creek		780	809	3,677	3,848
Antamina	(33.75%)	839	559	3,307	2,718
		1,619	1,368	6,984	6,566
Brunswick		1,232	1,651	5,924	5,999
Matagami		—	29	—	391
Other		—	53	179	232
		2,851	3,101	13,087	13,188

Refinery & Smelter Production Volumes

		Fourth Quarter		Twelve months ended December 31
Metal Production (tonnes, except as noted)		2005	2004	2005	2004
	100% basis,
	except as noted
Refined copper
Copper business
CCR		89,069	78,767	304,184	288,395
Kidd Creek		10,137	32,501	111,231	115,578
Collahuasi	(44%)	6,697	6,895	26,698	25,610
Lomas Bayas		15,039	15,680	63,147	62,041
		120,942	133,843	505,260	491,624
Nikkelverk		10,042	8,806	38,681	35,643
		130,984	142,649	543,941	527,267
Copper anodes
Horne		41,214	37,686	146,952	149,730
Kidd Creek		12,718	33,117	118,973	118,240
Altonorte		78,714	78,879	297,567	266,440
		132,646	149,682	563,492	534,410
Refined nickel
Nikkelverk		20,802	20,458	84,886	71,410
Falcondo		7,346	7,174	28,668	29,477
		28,148	27,632	113,554	100,887
Refined zinc
Kidd Creek		8,509	33,933	113,711	121,557

Primary aluminum		62,258	62,302	245,581	247,472

Fabricated Aluminum		43,203	42,011	177,910	173,853

Alumima	(50%)	146,791	139,345	588,313	139,345

Bauxite	(50%)	418,417	447,000	1,872,394	447,000

Refined lead		23,882	25,892	76,116	83,829

Molybdenum concentrate
Antamina	(33.75%)	772	565	2,268	1,210
Collahuasi	(44%)	357	—	357	—

Refined gold - 000 ounces		256	273	908	1,102

Refined silver - 000 ounces		7,728	8,454	33,215	37,274

Production Outlook for 2006

Production (MT)		Actual 2005	Forecast 2006
Copper	Mined	462,000	475,000
	Refined	544,000	635,000
Nickel	Mined	80,000	82,000
	Refined	114,000	115,000
Zinc	Mined	454,000	460,000
	Refined*	182,000	210,000
Aluminum	Primary	246,000	250,000
	Fabricated	178,000	195,000

*Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

Contract Negotiations in 2006

Eleven collective agreements will expire in 2006:

•                  General Smelting (Montreal) – January 31

•                  Brunswick Mine (Bathurst) – February 28

•                  Brunswick Smelter (Bathurst) – February 28

•                  Horne Smelter (Rouyn) – March 1

•                  Bulk Handling Operation (Bathurst) – March 31

•                  Raglan Mine (Rouyn) – April 30

•                  Lomas Bayas (Chile) –April 30

•                  Nikkelverk (Norway) – May 31

•                  Antamina (Peru) – July 24

•                  Norandal – Salisbury (Salisbury) – November 20

•                  Altonorte (Chile) – December 12

[GRAPHIC]

Fourth Quarter 2005
Supplemental Financial Information

[LOGO]

Important Legal Information	[LOGO]

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-8 containing a share exchange take-over bid circular.  Inco, if required, will file other documents regarding the transaction with the SEC.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC’s website (www.sec.gov).  In addition, documents filed with the SEC by Inco will be available free of charge from Inco.  You should direct requests for documents to the Secretary of Inco, Inco Limited, 145 King Street West, Suite 1500, Toronto, Canada, M5H 4B7.